Exhibit 99.1

OceanaGold Announces Renewal of Share Buyback

(All financial figures in United States dollars unless otherwise stated)

VANCOUVER, BC, July 22, 2026 /CNW/ -- OceanaGold Corporation (TSX: OGC) (NYSE: OGC) ("OceanaGold" or the "Company") announces it has received approval from the Toronto Stock Exchange ("TSX") to renew its Normal Course Issuer Bid ("NCIB"), permitting the Company to buy back up to 22 million common shares ("Common Shares"), representing approximately the maximum of 10% of the Company's public float, over the next 12 months. As of July 21, 2026, there were a total of 222,447,523 Common Shares issued and outstanding.

Over the prior 12 months, OceanaGold repurchased $270 million of Common Shares under the previous NCIB. In February 2026, the Company announced that the Board had approved up to $350 million of share buybacks for the full-year 2026, with $134 million completed year to date. Since initiating its share buyback program in July 2024, the Company has returned over $325 million to shareholders through share repurchases.

Gerard Bond, President and Chief Executive Officer of OceanaGold, said "OceanaGold's continued strong free cash flow generation is allowing us to invest in growth and exploration, further strengthen our net cash position and return more to shareholders in 2026 via a higher dividend and increased share buyback program. In line with our capital allocation framework, we are pleased to announce the renewal of our NCIB program, demonstrating our ongoing commitment to delivering meaningful capital returns to shareholders."

Under the NCIB, the Company may, during the period commencing on July 24, 2026, and ending on or before July 23, 2027, purchase up to approximately 22 million Common Shares through the facilities of the TSX, the New York Stock Exchange and alternative trading systems in Canada and the United States. Under the terms of the NCIB, the Company may purchase up to a daily maximum of 209,812 Common Shares (being 25% of the average daily trading volume of 839,249 Common Shares for the six-month period ended June 30, 2026).

In connection with the NCIB, the Company has entered into an Automatic Share Purchase Plan ("ASPP") with a designated broker to allow for the repurchase of Common Shares at times when the Company ordinarily would not be active in the market due to its own internal trading blackout periods.

The ASPP will terminate on the earliest of the date on which the: (i) purchase limit under the NCIB has been reached; (ii) NCIB expires; and (iii) ASPP otherwise terminates in accordance with its terms. The ASPP constitutes an "automatic plan" for purposes of applicable Canadian securities legislation and the agreement governing the plan has been pre-cleared by the TSX.

The actual number of Common Shares that may be purchased and the timing of such purchases will be determined by the Company in accordance with applicable laws and the ASPP. Decisions regarding purchases will be based on market conditions, share price, best use of available cash, and other factors. Any Common Shares that are purchased under the NCIB will be cancelled.

As of July 21, 2026, a total of 221,431,023 Common Shares made up the Company's public float or the number of Common Shares available for trading, excluding those held by insiders.

Under the previous NCIB, the Company sought and obtained TSX approval to repurchase approximately 23 million Common Shares. Over the prior 12 months, a total of 9,827,224 Common Shares were purchased through the facilities of the TSX and alternative trading systems in Canada, in part through an ASPP with a designated broker, at an average price of C$37.61 per Common Share.

About OceanaGold

OceanaGold is a global intermediate gold and copper producer committed to safely and responsibly maximizing the generation of free cash flow from our operations and delivering strong returns for our shareholders. We have a portfolio of four operating mines: the wholly-owned Haile Gold Mine in the United States of America; the wholly-owned Macraes and Waihi operations in New Zealand; and the 80%-owned Didipio Mine in the Philippines.

Cautionary Statement Regarding Forward-Looking Information

This news release contains certain "forward-looking statements" and "forward-looking information" (collectively, "forward-looking statements") within the meaning of applicable Canadian and United States securities laws, which may include, but are not limited to, statements with respect to the amount of and timing for anticipated purchases under the NCIB and the ASPP. All statements in this news release that address events or developments that the Company expects to occur in the future are forward-looking statements. Forward-looking statements are statements that are not historical facts and are generally, although not always, identified by words such as "may", "plans", "expects", "projects", "is expected", "scheduled", "potential", "estimates", "forecasts", "intends", "targets", "aims", "anticipates" or "believes" or variations (including negative variations) of such words and phrases, or may be identified by statements to the effect that certain actions, events or results "may", "could", "would", "should", "might" or "will" be taken, occur or be achieved.

Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Such risks include, among others, those risk factors identified and described in more detail in the section entitled "Risk Factors" contained in the Company's most recent Annual Information Form and the Company's other filings with Canadian securities regulators and the U.S. Securities and Exchange Commission (the "SEC"), which are available under the Company's profile on SEDAR+ at sedarplus.ca and sec.gov, respectively, and on the Company's website at oceanagold.com. The list is not exhaustive of the factors that may affect the Company's forward-looking statements.

The Company's forward-looking statements are based on the applicable assumptions and factors Management considers reasonable as of the date hereof, based on the information available to Management at such time. These assumptions and factors include, but are not limited to, assumptions and factors related to the Company's ability to carry on current and future operations, including: exploration and development activities; the timing, extent, duration and economic viability of such operations; the accuracy and reliability of estimates, projections, forecasts, studies and assessments; the Company's ability to meet or achieve Guidance, estimates, projections and forecasts; the availability and cost of inputs; the price and market for outputs, including gold, copper and silver; foreign exchange rates; taxation levels; the timely receipt of necessary permits, certifications, approvals or licences; the ability to meet current and future obligations; the ability to obtain timely financing on reasonable terms when required; the current and future social, economic and political conditions; and other assumptions and factors generally associated with the mining industry.

The Company's forward-looking statements are based on the opinions and estimates of Management and reflect their current expectations regarding future events and operating performance and speak only as of the date hereof. The Company does not assume any obligation to update forward-looking statements if circumstances or Management's beliefs, expectations or opinions should change other than as required by applicable laws. There can be no assurance that forward-looking statements will prove to be accurate, and actual results, performance or achievements could differ materially from those expressed in, or implied by, these forward-looking statements. Accordingly, no assurance can be given that any events anticipated by the forward-looking statements will transpire or occur, or if any of them do, what benefits or liabilities the Company will derive therefrom. For the reasons set forth above, undue reliance should not be placed on forward-looking statements.

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SOURCE OceanaGold Corporation

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%CIK: 0001487326

For further information: For further information please contact: Investor Relations: Brian Martin, SVP, Business Development & Investor Relations, Tel: +1 604-678-4096, ir@oceanagold.com; Valerie Burns, Manager, Investor Relations, Tel: +1 604-235-0742, ir@oceanagold.com; Media Relations: Louise Burgess, VP, Communications, Tel: +1 604-403-2019, media@oceanagold.com

CO: OceanaGold Corporation

CNW 07:00e 22-JUL-26